UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                    FORM 10-K

                      For the Year Ended December 31, 2001

                             SEC File Number 0-26322

Nothing in this form shall be construed to imply that The Commission has verified any information contained herein.

PART I- REGISTRANT INFORMATION


                        Eagle Building Technologies, Inc.
                     --------------------------------------
                             Full Name of Registrant


20283 State Road 7, Suite 213                        Boca Raton, FL  33498
--------------------------------                     -----------------------
Address of Principal Executive                       City, State and Zip code
Office


PART II- RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [X]

(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will filed on or before the fifth calendar day following the prescribed due date; and [X]

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III- NARRATIVE

As disclosed in its Current Report on Form 8-K dated March 1, 2002, Eagle Building Technologies, Inc. (the "Company") recently discovered that its earnings from operations in India for the years 2000-2001 were intentionally fabricated by the Company's former President, Chief Executive Officer and Chairman of the Board of Directors. The analysis of and proper accounting for the information relating to this discovery could not be completed in sufficient time for the Company to prepare its financial statements for the year ended December 31, 2001, obtain an independent audit report thereon and file its 2001 Annual Report on Form 10-K within the prescribed time period without unreasonable effort or expense. It is currently unknown when the Company will be in a position to file its 2001 Annual Report on Form 10-K.



PART IV- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


             Dan Curlee      561          672-4811
            ------------   ---------   ----------------
                Name       Area code   Telephone Number

(2) Have all other periodic reports required under Section
13 or 15 (d) of the Securities Exchange Act of 1934 or
Section 30 of the Investment Company Act of 1940 during the
preceding 12 months or for such shorter period that the
registrant was required to file such report(s) been filed?
If answer if no, identify report(s).     [X] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                          [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company will restate its financial results for the fiscal year ended December 31, 2000 and for each of the first three fiscal quarters of 2001 to reflect the discovery of fabricated earnings related to its operations in India. The Company anticipates that significant changes in the results of operations for the fiscal years ended December 31, 2000 and 2001 will occur from these restatements. The Company will be unable to quantify these changes until it completes its analysis of and accounting for the information relating to the fabricated earnings.


               Eagle Building Technologies, Inc.
          -------------------------------------------
          (Name of Registrant as Specified in Charter)

has caused this notification to the signed on its behalf by the undersigned hereunto duly authorized.


Date: April 2, 2002
      ---------------

                               By: /s/ Dan Curlee
                         ---------------------------------------
                         Dan Curlee, Chief Operating Officer